Exhibit 21 Subsidiaries of the Registrant

Name	State of Incorporation
GreenHouse Holdings, Inc. f/k/a Custom Q, Inc.	Nevada
Green House Holdings, Inc.	Nevada
R Squared Contracting, Inc.	California
Green House Soluciones, S. A. de C. V.	Mexico
Ecological Partners, LLC	New York
Business Advisory Solutions, Inc.	Delaware
Root9B LLC	Colorado
Root9B Holdings, Inc.	Delaware
IPSA International Services Inc.	Delaware